                               SHAREHOLDER AGREEMENT

     This Agreement is made and entered into as of January 15, 1998 among H. Clark Gilson ("Mr. Gilson"), individually and together with Kay A. Gilson, his spouse, as Trustees (the "Gilson Trustees") of the Gilson Trust (the "Gilson Trust") dated November 5, 1993, Ruy J. Pereira ("Mr. Pereira") individually and as Trustee (the "Pereira Trustee") of the Pereira Trust (the "Pereira Trust") dated November 12, 1992, Mr. Larry R. Goodman ("Mr. Goodman") individually and together with Linda D. Goodman, his spouse, as Trustees (the "Goodman Trustees") of the Goodman Trust (the "Goodman Trust") dated February 7, 1994,
(Messrs. Gilson, Pereira and Goodman, and the Gilson Trust, the Pereira Trust and the Goodman Trust hereinafter are collectively referred to as the "Shareholders").

     Reference is hereby made to the Agreement and Plan of Reorganization dated as of November 21, 1997 (the "Agreement") by and among Minnesota Western/Creative Office Products, a California corporation ("MW"), Miami Computer Supply Corporation, an Ohio corporation ("MCSC") and MCSC California Acquisition Corporation, a California corporation ("MCAC"), pursuant to which MW has been merged with and into MCAC (the "Reorganization"), with MCAC being the surviving corporation, and the Shareholders have received in exchange for their shares of MW certain stock of MCSC and cash.

                                   R E C I T A L S

     WHEREAS, pursuant to the Agreement, each Shareholder presently owns and/or controls a percentage of outstanding capital stock of MCSC (the "Shares");

     WHEREAS, the Shareholders wish to take certain steps to preserve the status of the Reorganization as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, the Shareholders agree as follows:

     SECTION 1. Each Shareholder represents that such Shareholder does not have, and at the time of the execution of the Agreement did not have, any plan or intention, directly or indirectly, to sell, exchange, transfer by gift, dispose of or otherwise engage in any transaction which would result in a reduction of the risk of or benefit of ownership (including but not limited to, a short sale, a hedging transaction and an equity swap type arrangement) (collectively, "Disposition") of any of the MCSC Shares under this Agreement.

     SECTION 2. Each Shareholder represents that such Shareholder is not, and at


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the time of the execution of the Agreement, had not entered into any discussions or negotiations with regard to the possible Disposition of any of the MCSC
Shares over which such Shareholder receives control pursuant to the Agreement.

     SECTION 3. Each Shareholder represents that such Shareholder is not, and at the time of the execution of the Agreement, was not, subject to any formal or informal obligation or agreement to engage in a Disposition of any of the MCSC Shares received by such Shareholder pursuant to the Agreement.

     SECTION 4. Each Shareholder agrees that after the Reorganization, for a period of two (2) years after the execution of this Agreement, such Shareholder will not engage in any Disposition of any of the MCSC Shares over which such Shareholder received control pursuant to the Agreement without the consent of the other Shareholders.

     SECTION 5. The Shareholders Buy-Sell Agreement dated as of September 2, 1992, as amended by the First Amendment to Shareholders' Buy-Sell Agreement dated as of August 3, 1993, is hereby terminated.

     SECTION 6. This Agreement shall be binding upon and shall be enforceable against the successors and assigns of the Shareholders.

     SECTION 7. This Agreement may not be modified, amended, altered, or supplemented except (i) by written agreement executed by each of the Shareholders or (ii) as contemplated by Section 9.

     SECTION 8. All notices and communication hereunder shall be in writing and shall be deemed to be given on the date delivered if delivered personally, on the date transmitted if sent by telecopy, or 72 hours after mailing if mailed by registered or certified mail (return receipt requested) to the other Shareholders at the following addresses (or such other address for a party as shall be specified by like notice):

            (a)     if to Clark and Kay Gilson, to:

     Clark and Kay Gilson
     216 Pershing Drive
     Oakland, California 94611


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            (b)     if to Ruy J. Pereira, to:

     Ruy J. Pereira
     4104 Canyon Road
     Lafayette, California 94549

            (c)     if to Larry and Linda Goodman, to:

     Larry and Linda Goodman
     33701 Brigantine
     Monarch Beach, California 92629


     SECTION 9. The Shareholders agree that, at any time and from time to time after the nine month period following the execution of this Agreement, at the request of any Shareholder they will review this Agreement in the light of the circumstances then in existence to determine if, in view of changes in circumstances since the execution of the Agreement, revisions to the terms of this Agreement would be appropriate. Any such revisions will require the consent of Shareholders holding not less than a majority of the MCSC Shares received by the Shareholders in the Reorganization.

     SECTION 10. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.


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IN WITNESS WHEREOF, the Shareholders hereto have caused this Agreement to be duly executed on the date first set forth above.

                              H. CLARK GILSON

                              By:
                                   -----------------------------------
                                   H. Clark Gilson, individually and
                                   as a Trustee of the Gilson Trust

                              KAY A. GILSON

                              By:
                                   -----------------------------------
                                   Kay A. Gilson, individually and as a
                                   Trustee of the Gilson Trust

                              RUY J. PEREIRA

                              By:
                                   -----------------------------------
                                   Ruy J. Pereira, individually and as
                                   a Trustee of the Pereira Trust


                              LARRY R. GOODMAN

                              By:
                                   -----------------------------------
                                   Larry R. Goodman, individually and
                                   as a Trustee of the Goodman Trust

                              LINDA D. GOODMAN

                              By:
                                   -----------------------------------
                                   Linda D. Goodman, individually
                                   and as a Trustee of the Goodman
                                   Trust




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